Exhibit (a)(4)
                 MADISON LIQUIDITY INVESTORS 104, LLC

FOR IMMEDIATE RELEASE

Contact:       Madison Liquidity Investors 104, LLC
               (303) 858-0000.

Incline Village, Nevada, May 25, 1999 - Madison Liquidity Investors 104, LLC (the "Bidder") announced today that it has extended the expiration date of its offer (the "Offer") to purchase up to approximately 2,236 of the outstanding Units of Enstar Income Program II-2, L.P. (the "Partnership") to 5:00 midnight, New York City time, on June 2, 1999. As of May 24, 1999, 226 Units had been tendered to the Bidder.

Madison Liquidity Investors 104, LLC is an affiliate of The Madison Avenue Capital Group, LLC, a Delaware limited liability company that invests in limited partnership units, common stock and other securities issued by companies which own diversified portfolios of real estate, cable television systems, transportation and other leased equipment, film portfolios, LBO/venture investment portfolios and other cash flow producing assets. The Madison Avenue Capital Group and its affiliates have over $270 million in committed capital. Questions and requests for assistance or additional copies of the tender offer material may be directed to Madison Liquidity Investors 104, LLC, P.O. Box 4757, Englewood, Colorado 80155, telephone (303) 858-0000.